Sun Life Financial Sells U.S. Plan Administration Business

Wellesley, MA (December 13, 2007) – The U.S. division of Sun Life Financial Inc. (NYSE: SLF, TSX: SLF) today announced it has reached an agreement to sell Sun Life Retirement Services (U.S.), Inc. (RSI), a 401(k) plan administration business in the United States, to The Hartford Financial Services Group, Inc. The transaction is expected to close in the first quarter of 2008.

RSI provides administration services to bundled and unbundled defined contribution plans, serving approximately 6,000 retirement plan sponsors and 465,000 retirement plan participants in the United States.

“After a thorough review, we determined that the best course of action is to focus on parts of the U.S. retirement and wealth market where we have or can achieve competitive advantage, scale, and a market leadership position,” said Bob Salipante, President, Sun Life Financial U.S. “Among a number of important strengths, I am delighted the depth of talent and experience of RSI's staff was a key factor in The Hartford's decision to acquire the business.”

Sun Life Financial’s wealth strategy includes its significant presence in asset management through its subsidiary Massachusetts Financial Services Company (MFS). MFS has strong distribution relationships with both RSI and The Hartford which will continue when the RSI business moves to The Hartford.

Sun Life Financial is a leading international financial services organization providing a diverse range of protection and wealth accumulation products and services to individuals and corporate customers. Chartered in 1865, Sun Life Financial and its partners today have operations in key markets worldwide, including Canada, the United States, the United Kingdom, Ireland, Hong Kong, the Philippines, Japan, Indonesia, India, China and Bermuda. As of September 30, 2007, the Sun Life Financial group of companies had total assets under management in excess of US$430.6 billion.

Sun Life Financial Inc. trades on the Toronto (TSX), New York (NYSE) and Philippine (PSE) stock exchanges under ticker symbol SLF.

Media Relations Contact:

Julie DiCarlo

Public Relations & Communications

Tel: (781) 446-1667

julie.dicarlo@sunlife.com

Susan Jantzi

Senior Manager

External Communications & Corporate Affairs

Tel: (519) 888-3160

susan.jantzi@sunlife.com

Investor Relations Contact:

Paul Petrelli

Vice-President

Investor Relations

Tel: (416) 204-8163

investor.relations@sunlife.com